                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                           MAXIM PHARMACEUTICALS, INC.
                           ---------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                    57772M107
                                  ------------
                                 (CUSIP Number)


                        Rose Glen Capital Management, L.P.
                                251 St. Asaphs Rd.
                                3 Bala Plaza - East
                               Bala Cynwyd, PA 19004
                              Attn: Gary S. Karinsky
                                  (610) 617-5900
        ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 1999
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)
         /X/  Rule 13d-1(c)
         / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------


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CUSIP NUMBER:  57772M107                                       PAGE 2 OF 9 PAGES

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

            RGC International Investors, LDC
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      /X/
         (b)      N/A
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3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                  Cayman Islands
--------------------------------------------------------------------------------
   Number of          5)      Sole Voting Power
    Shares              --------------------------------------------------------
 Beneficially
   Owned by           6)      Shared Voting Power                     300,000(1)
Each Reporting          --------------------------------------------------------
 Person With
                      7)      Sole Dispositive Power
                        --------------------------------------------------------

                      8)      Shared Dispositive Power                300,000(1)
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                                300,000(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                        N/A
--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                 2.3%
--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)                        OO
--------------------------------------------------------------------------------


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CUSIP NUMBER:  57772M107                                       PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1)       Names of Reporting Persons; S.S. or I.R.S. Identification
                  Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      /X/
         (b)      N/A
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
   Number of          5)      Sole Voting Power
    Shares              --------------------------------------------------------
 Beneficially
   Owned by           6)      Shared Voting Power                     300,000(1)
Each Reporting
 Person With            --------------------------------------------------------
                      7)      Sole Dispositive Power
                        --------------------------------------------------------
                      8)      Shared Dispositive Power                300,000(1)
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                                300,000(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                       N/A
--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)                2.3%
--------------------------------------------------------------------------------
12)      Type of Reporting Persons (See Instructions)                      PN
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CUSIP NUMBER:  57772M107                                       PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1)       Names of Reporting Persons; S.S. or I.R.S. Identification
                  RGC General Partner Corp.
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      /X/
         (b)      N/A
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3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization                        Delaware
--------------------------------------------------------------------------------
   Number of          5)      Sole Voting Power
    Shares              --------------------------------------------------------
 Beneficially
   Owned by           6)      Shared Voting Power                    300,000(1)
Each Reporting          --------------------------------------------------------
 Person With          7)      Sole Dispositive Power
                        --------------------------------------------------------
                      8)      Shared Dispositive Power               300,000(1)
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                               300,000(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                      N/A
--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row (9)               2.3%
--------------------------------------------------------------------------------
12)      Type of Reporting Persons (See Instructions)                    CO
--------------------------------------------------------------------------------



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CUSIP NUMBER:  57772M107                                       PAGE 5 OF 9 PAGES


                     FOOTNOTES TO COVER PAGE OF SCHEDULE 13G

1. This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Filers"):

     (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

     (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

     (3)   RGC General Partner Corp., a Delaware corporation ("Partner").

     Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

     RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

     RGC is reporting that it owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen is reporting that they beneficially own, 300,000 shares of Common Stock or approximately 2.3% of the outstanding shares of the Issuer. The total number of shares of Common Stock the Filers are reporting as being beneficially owned by them consists of 300,000 shares of Common Stock currently issuable within 60 days of the date hereof upon exercise of Common Stock Purchase Warrants (the "Warrants"). The Warrants are exercisable at an exercise price of $10.50 and expire on July 20, 2004.

     Each of RGC and the RGC Affiliates has sole power to vote and to dispose of the shares indicated.

                                  SCHEDULE 13G

ITEM 1.    (a).  NAME OF ISSUER:  Maxim Pharmaceuticals, Inc. (the "Issuer")

           (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 8899 University Center Lane,
                 Suite 400, San Diego, California 92122


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CUSIP NUMBER:  57772M107                                       PAGE 6 OF 9 PAGES

ITEM 2.    (a).  NAME OF PERSON FILING:  This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

                 (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

                 (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

                 (3) RGC General Partner Corp., a Delaware corporation ("Partner").

                  Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

            (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o SEI Fund Resources International, Ltd., 30 Herbert Street, Dublin, Ireland 2. The residence or business address of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

            (c). CITIZENSHIP: RGC is a Cayman Islands limited duration company. Rose Glen is a Delaware limited partnership. Partner is a Delaware corporation. The citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

            (d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value (the "Common Stock").

            (e).  CUSIP NUMBER: 57772M107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A

            If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/


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CUSIP NUMBER:  57772M107                                       PAGE 7 OF 9 PAGES

ITEM 4. OWNERSHIP. For information concerning the ownership of Common Stock of the Issuer by RGC and the RGC Affiliates, see Items 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. /X/

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.  N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.  N/A

ITEM 10.   CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NUMBER:  57772M107                                       PAGE 8 OF 9 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000.

                                RGC INTERNATIONAL INVESTORS, LDC
                                By: Rose Glen Capital Management, L.P.
                                By: RGC General Partner Corp.

                                By:  /s/ Wayne D. Bloch
                                   --------------------------------------------
                                         Wayne D. Bloch
                                         Managing Director

                                ROSE GLEN CAPITAL MANAGEMENT, L.P.
                                By: RGC General Partner Corp.

                                By:  /s/ Wayne D. Bloch
                                   --------------------------------------------
                                         Wayne D. Bloch
                                         Managing Director

                                RGC GENERAL PARTNER CORP.

                                By:  /s/ Wayne D. Bloch
                                   --------------------------------------------
                                         Wayne D. Bloch
                                         Managing Director

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. Section 1001)


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CUSIP NUMBER:  57772M107                                       PAGE 9 OF 9 PAGES

                                   SCHEDULE A

     The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.

NAME AND POSITION                   CITIZENSHIP               PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------                   -----------               ----------------------------------
Wayne D. Bloch                      United States             Managing Director - RGC General Partner Corp.*

Gary S. Kaminsky                    United States             Managing Director - RGC General Partner Corp.*

Steven B. Katznelson                Canada                    Managing Director - RGC General Partner Corp.*

RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, SEI Fund Resources International, Ltd. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.

* Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.